SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q10 Results Release Schedule

São Paulo, October 25, 2010 – (BM&FBOVESPA: TAMM4, NYSE:TAM) We will release our results for the third quarter 2010 (3Q10) on November 12, 2010. The information will be available on our website: www.tam.com.br/ir, through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) “after the market”. The conference calls in Portuguese and English will be Tuesday, November 16 at 8:00 am and 9:30 am (Eastern Time), respectively.

We would like to inform that the quite period for the third quarter 2010 results begins on October 29, 2010 and ends on November 12, 2010.

Conference Calls

Portuguese (Click here for access)

November 16, 2010

11:00 am (Brazil time)

8:00 am (US EDT)

Phone: 0800 891-5822 (Calls from Brazil)

Phone: + 1 857.350.1683 (For calls made from abroad)

Password: 15072429

Replay: +1 617-801-6888

Available from Nov/16/2010 until Nov/23/2010

Code: 94219837

English (Click here for access)

November 16, 2010

12:30 am (Brazil time)

9:30 am (US EDT)

Phone: +1 857.350.1671

Password: 60541363

Replay: +1 617-801-6888

Available from Nov/16/2010 until Nov/23/2010

Code: 69678221

Investors and analysts local meeting - APIMEC-SP – SAVE THE DATE

We would like to invite our analysts and investors to participate at our quarterly local meeting (APIMEC-SP) for the third quarter of 2010 results presentation.

The meeting will be held in São Paulo on November 23, 2010, at 9:00 am (São Paulo time).

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0328 equipetam@mvl.com.br

About TAM (www.tam.com.br)

We are members of the Star Alliance, and the leaders in the domestic market since 2003. We had by the end of September 2010, 42.4% of market share in domestic market and 84.5%  market share in international market. We fly to 44 cities in Brazil.  We reached 88 different destinations with the business agreements signed with regional airlines. The overseas operation comprise non-stop flights to 17 destinations in United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Assumption and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Moreover, we maintain the codeshare agreements allowing sharing the seats in the flights of the international airlines, thus passenger could fly to other 78 destinations in USA, South America and Europe. On the other hand, Star Alliance offers flights to 1,172 airports in 181 countries. TAM is the pioneer in the loyalty program of the airline in Brazil. As of January 1st, 2010, TAM Fidelidade is managed by Multiplus Fidelidade, and currently has 7.2 million members and distributed 10.8 million air tickets by the mileage redemption.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.